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                  [RADIATION THERAPY SERVICES, INC. LETTERHEAD]


                                  May 18, 2004



VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

         Re:      Radiation Therapy Services, Inc.
                  Registration Statement on Form S-1 filed September 25, 1998 File No. 333-64355
                  Request for Withdrawal

Ladies and Gentlemen:

         Pursuant to Rule 477 promulgated under the Securities Act of 1933, Radiation Therapy Services, Inc. (the "Company") hereby requests the consent of the Securities and Exchange Commission to the withdrawal of the Registration Statement on Form S-1 filed by the Company on September 25, 1998 (File No. 333-64355). The grounds for this request for withdrawal is that such Registration Statement is more than 9 months old and the Company does not intend to proceed with such Registration Statement. The Registration Statement was not declared effective and no securities were offered or sold pursuant to such Registration Statement.

         The Company also requests that all fees previously paid to the Commission in connection with the filing of the Registration Statement be credited to the Company's account for future use. If you have any questions or require further information please do not hesitate to call Company legal counsel, Darrell C. Smith, of Shumaker, Loop & Kendrick, LLP, at (813) 227-2226. Please forward copies of the order consenting to withdrawal of the Registration Statement to Mr. Smith at 101 E. Kennedy Boulevard, Suite 2800, Tampa, FL 33602 (fax: (813) 229-1660).

                                               Very truly yours,

                                               /s/ David Koeninger
                                               -----------------------
                                               David Koeninger
                                               Chief Financial Officer

cc: Darrell C. Smith, Esquire